IT IS ORDERED as set forth below:

Date: March 20, 2012

Paul W. Bonapfel

U.S. Bankruptcy Court Judge

UNITED STATES BANKRUPTCY COURT NORTHERN DISTRICT OF GEORGIA ATLANTA DIVISION

:

IN RE: : CHAPTER 11

:

CDC CORPORATION, : CASE NO. 11-79079

:

Debtor. : JUDGE BONAPFEL

ORDER (I) APPROVING SALE OF CDC SOFTWARE SHARES; AND (II) WAIVING 14-DAY STAY PERIOD
SET FORTH IN BANKRUPTCY RULE 6004(h)

CAME ON for hearing on March 20, 2012 (the “Sale Hearing”) the motion (the “Sale

Motion”; Docket No. 152) filed by CDC Corporation, debtor and debtor-in-possession in the above-referenced Chapter 11 case (the “Debtor”), along with its Chief Restructuring Officer (the “CRO”), by and through undersigned counsel, seeking this Court’s authorization for the Debtor to sell the CDC Software Shares (as defined herein) to Archipelago Holding, a Cayman Islands exempted company (“Purchaser”) out of the ordinary course of business pursuant to Sections 105 and 363 of title 11 of the United States Code (the “Bankruptcy Code”), Rules 2002, 6004 and

9014 of the Federal Rules of Bankruptcy Procedure (the “Bankruptcy Rules”), and applicable local rules of this Court. Due and sufficient notice of the Sale Motion and the Sale Hearing having been given, and having found good and sufficient cause appearing to grant the relief as set forth in this Order, the Court:

HEREBY FINDS AND CONCLUDES THAT:

A. This Court has jurisdiction over the above-captioned bankruptcy case (the

“Case”), this proceeding and over all of the property of the estate of the Debtor pursuant to 28

U.S.C. §§ 1334 and 157. This is a core proceeding. Venue of this Case and the Sale Motion in this District is proper pursuant to 28 U.S.C. §§ 1408 and 1409.

B. This Order constitutes a final and appealable order within the meaning of 28

U.S.C. § 158(a). To any extent necessary under Bankruptcy Rule 9014 and Rule 54(b) of the Federal Rules of Civil Procedure as made applicable by Rule 7054 of the Bankruptcy Rules, the Court expressly finds that there is no just reason for delay in the implementation of this Order, and expressly directs entry of judgment as set forth herein.

C. On October 4, 2011 (the “Petition Date”), the Debtor filed a voluntary petition for relief under Chapter 11 of Title 11 of the Bankruptcy Code commencing the Case. The Debtor has remained in possession of its assets and has continued to operate its business and manage its property as a debtor in possession pursuant to §§ 1107(a) and 1108 of the Bankruptcy Code.

D. As a result of an Order entered by the Court on January 4, 2012 (Docket No. 105), the CRO was given expanded powers as the Chief Restructuring Officer of the Debtor, including, but not limited to, authority to make decisions about management of the Debtor’s business, operations, and bankruptcy, and to perform the duties customarily performed by the Debtor’s

Board of Directors.

E. One of the Debtor’s direct subsidiaries is CDC Software International Corporation, a Cayman Islands exempted company (“ Software International”), in which the Debtor owns 100% of the issued and outstanding             shares of capital stock. In turn, Software International owns 23,789,362 Class B Ordinary Shares (the “ CDC Software Shares”) in the

capital of CDC Software Corporation, a Cayman Islands exempted company (“ CDC Software”).1

The CDC Software Shares constitute approximately 87% of the outstanding share capital of CDC Software. Accordingly, the Debtor’s interest in the CDC Software Shares is one of the assets in the Debtor’s estate.

F. Following an extensive marketing effort as detailed in the Sale Motion and at the Sale Hearing, on February 1, 2012, the Debtor and Software International executed the Share Purchase Agreement (a true and correct copy of which is attached hereto as Exhibit A, the “Agreement”)2 with the Purchaser, as purchaser, for the sale (the “ Sale”) of the CDC Software Shares.

G. On February 6, 2012, the Debtor filed the Sale Motion seeking approval of the

Agreement. Contemporaneously therewith, the Debtor filed its Motion (the “Sale Procedure

Motion”; Docket No. 153) requesting that the Bankruptcy Court enter an order authorizing and scheduling an auction (the “Auction”) at which the Debtor would solicit the highest and/or best bid for the sale of the CDC Software Shares. The Debtor also sought approval of certain procedures for conducting the Auction for the sale of the CDC Software Shares, as more fully

1 The authorized share capital of CDC Software is US$77,000 divided into (A) 50,000,000 Class A Ordinary Shares of nominal or par value US$0.01 each of which 3,550,118 are issued and outstanding and (B) 27,000,000 Class B Ordinary Shares of nominal or par value US$0.001 each of which 23,789,362 are issued and outstanding.
2Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Agreement. Schedules 3.02(d) and 3.02(e), which are included in the attached Agreement, were inadvertently excluded at the time the Agreement was executed. Both schedules contain no disclosures.

described in the Sale Procedures Motion and approval of the provisions in the Agreement related to bidding protections for the Purchaser.

H. On February 17, 2012, this Court entered an order (the “Sale Procedures

Order”; Docket No. 196) approving certain bid procedures (the “Bid Procedures”) for the CDC Software Shares, scheduling the Auction for the sale of the CDC Software Shares, and approving certain bidding protections for the Purchaser.

I. No Initial Overbid (as defined in the Sales Procedures Order) was submitted pursuant to the Sale Procedures Order. As a result, no Auction was conducted with respect to the CDC Software Shares. Accordingly, at the Sale Hearing, the Debtor presented the Agreement with the Stalking Horse Purchaser to the Bankruptcy Court for approval.

Terms of Agreement

J. Pursuant to the Agreement, at the Closing, Debtor and Software International will assign, transfer and deliver the CDC Software Shares to the Purchaser free and clear of all Liens (as defined in the Agreement).

K. Purchaser shall pay $10.50 per share for the CDC Software Shares or a total of

$249,788,301.00 (the “Purchase Price”).

L. Closing of the Sale is conditioned upon compliance with specified covenants, conditions and representations and warranties primarily regarding the conduct and nature of the business of CDC Software and its subsidiaries set forth in Article V of the Agreement.

M. The Sale will close two business days following the satisfaction or waiver by the applicable party of the closing conditions set forth in the Agreement, or at such other time, date and place as may be mutually agreed to in writing by the parties.

N. Pursuant to the Agreement, the representations and warranties made by parties in the Agreement will expire immediately upon the Closing. The covenants and agreements set forth in the Agreement and in any documents executed in connection with the Agreement that do not by their terms extend beyond the Closing, shall also expire immediately upon the Closing.

O. Article VI of the Agreement details the deliverables at Closing for the Debtor, Software International, and the Purchaser, which includes mutual general releases.

Approval of Sale

P. The Debtor has demonstrated a sufficient basis and the existence of circumstances for it to enter into the Agreement and sell the CDC Software Shares under Section 363 of the Bankruptcy Code, and such actions are appropriate exercises of the Debtor’s business judgment and in the best interests of the Debtor, its estate and all stakeholders. The circumstances and other facts which support the exercise of the Debtor’s business judgment are detailed below.

Q. The Debtor undertook an intensive sale effort using an independent investment banker to conduct the sale process which took place over several months.

R. Bidding procedures were established pursuant to the Sale Procedures Order for the solicitation of Initial Overbids. Since no Initial Overbid was submitted, no open Auction was conducted.

S. The Debtor concluded that undue delay in the sale process could undermine the terms of the Agreement and prevent the Sale from closing, and that the value of the CDC

Software Shares could diminish if the Sale does not timely close.

T. The statutory predicates for the relief sought in the Sale Motion and the basis for the approvals and authorizations contained in this Order are: (i) Sections 105(a) and 363 of the Bankruptcy Code; and (ii) Bankruptcy Rules 2002, 6004, and 9014.

U. As evidenced by the affidavits of service filed with the Court, proper, adequate, and sufficient notice of the Sale Motion, the Bid Procedures, the originally scheduled Auction, and the Sale Hearing have been provided in accordance with Section 363(b) of the Bankruptcy Code and in compliance with Bankruptcy Rules 2002, 6004, 9007 and 9014, the local rules of this Court, the procedural due process requirements of the United States Constitution and in compliance with the Bid Procedures. Such notice was good and sufficient and appropriate under the particular circumstances. No other or further notice of the Sale Motion, the Bid Procedures, the originally scheduled Auction, the Sale Hearing, or of the entry of this Order is necessary or shall be required.

V. A reasonable opportunity to object or be heard regarding the requested relief in the Sale Motion has been afforded to all interested parties, as follows: (i) all parties who previously have expressed serious interest in acquiring the CDC Software Shares, (ii) all parties listed on the Debtor’s matrix, (iii) counsel for the Official Committee of Equity Security Holders, (iv) those parties who have filed requests for notice in the Debtor’s case, and (v) the United States Trustee. The Debtor’s shareholders were also given notice of the Sale Motion as set forth in the affidavits of service filed with the Court.

W. The Purchaser and Software International have consented to the jurisdiction of this Court.

X. Entering into the Agreement and selling the CDC Software Shares under Sections

105(a) and 363 of the Bankruptcy Code are appropriate exercises of the Debtor’s business judgment and in the best interests of the Debtor, its estate, creditors and stakeholders. There can be no assurance that the value of the CDC Software Shares would be maintained if any delay in the consummation of the transactions contemplated in the Sale Motion and Agreement were to occur. Likewise, there can be no assurance that the Purchaser would be willing to complete such transactions if delay in the consummation of the Agreement were to occur. The Bid Procedures were non-collusive, substantively and procedurally fair to all parties and were reasonable and appropriate in the context of this Case.

Y. As demonstrated by (i) the testimony and other evidence proffered or adduced at the Sale Hearing and (ii) the representations of counsel made on the record at the Sale Hearing, through marketing efforts and a sale process conducted by the Debtor and its professionals in accordance with the Bid Procedures, the Debtor and its professionals have complied, in good faith, in all material respects with the Sale Procedures Order and have (a) afforded interested potential purchasers a full, fair, and reasonable opportunity to qualify as Qualified Bidders and submit their highest and/or best offer to purchase the CDC Software Shares at the Auction, (b) provided potential purchasers, upon request, sufficient information to enable them to make an informed judgment on whether to bid on the CDC Software Shares at the Auction.

Z. No Initial Overbid was submitted in accordance with the Sale Procedures Order, and the Debtor has determined, and the Court so finds, that the offer submitted by the Purchaser as set forth in the Agreement is the highest and/or best offer for the CDC Software Shares.

AA. The bid submitted by the Purchaser, on the terms and conditions set forth in the Agreement, including the form and total consideration to be realized by the Debtor pursuant to the Agreement: (i) is the highest and/or best offer received by the Debtor for the CDC Software

Shares; (ii) is fair and reasonable; (iii) is in the best interests of the Debtor’s estate and the creditors thereof; (iv) constitutes full and adequate consideration and reasonably equivalent value for the CDC Software Shares; and (v) will provide a greater recovery for the Debtor’s creditors and other interested parties than would be provided by any other practically available alternative.

BB. The Purchaser is a buyer in good faith, as that term is used in the Bankruptcy Code and as interpreted by the Courts regarding the meaning of Section 363(m) of the Bankruptcy Code. The Agreement was negotiated and entered into in good faith, based on arm’s-length bargaining, and without collusion or fraud of any kind. Based on the record before this Court, neither the Debtor nor the Purchaser has engaged in any conduct that would prevent the application of Section 363(m) of the Bankruptcy Code or cause the application of (or implicate) Section 363(n) of the Bankruptcy Code to the Agreement or to the consummation of the sale transaction and transfer of the CDC Software Shares to the Purchaser. The Purchaser is therefore entitled to all of the protections of Section 363(m) of the Bankruptcy Code, including with respect to all of the CDC Software Shares.

CC. The Debtor has full power and authority to execute the Agreement and all other documents contemplated thereby, and the sale of the CDC Software Shares to the Purchaser as contemplated by the Agreement has been authorized and approved by the Debtor in accordance with the requirements of applicable law and its internal governance requirements. Other than as may be expressly provided for in the Agreement, no further consents or approvals are required by the Debtor to consummate such transactions.

DD. The Debtor has advanced sound business reasons for seeking to enter into the

Agreement and to sell the CDC Software Shares, as more fully set forth in the Sale Motion and as demonstrated at the Sale Hearing, and it is a reasonable exercise of the Debtor’s business judgment to sell the CDC Software Shares and to consummate the transactions contemplated by the Agreement. Notwithstanding any requirement for approval or consent by any person, the transfer of the CDC Software Shares to the Purchaser is a legal, valid, and effective transfer of the Debtor’s right, title and interest in the CDC Software Shares to the Purchaser.

EE. The Purchaser would not enter into the Agreement to purchase the CDC Software Shares in the absence of the entry of this Order or if the sale of the CDC Software Shares were not free and clear of all Liens, or if the Purchaser would, or in the future, could be liable for any liabilities related to the CDC Software Shares.

FF. The Agreement was negotiated, proposed and entered into by the Debtor and the Purchaser without collusion and in good faith, and Purchaser will be acting in good faith, pursuant to Section 363(m) of the Bankruptcy Code, in consummating the transactions contemplated by the Agreement after the entry of this Order.

GG. The transactions contemplated under the Agreement do not amount to a merger or de facto merger of the Purchaser and the Debtor and the Purchaser is not a mere continuation of the Debtor, accordingly, under applicable law, the Purchaser is not a successor to any of the obligations or liabilities of Debtor, except those expressly assumed in the Agreement. Except as provided in the Agreement, the Sale does not and will not subject the Purchaser to any debts, liabilities (including successor liability), obligations, commitments, responsibilities, or claims of any kind or nature whatsoever of or against the Debtor, any affiliate of the Debtor, or any other Person (except for the CDC Software Companies), and with respect to the CDC Software Companies any of the obligations or liabilities of the CDC Software Companies under the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), the Employee

Retirement Income Security Act (“ERISA”), the Multiemployer Pension Protection Act

(“MEPPA”), the Pension Protection Act (“PPA”), title VII of the Civil rights Act of 1964, as amended (“Title VII”), the Age Discrimination Act in Employment Act (“ADEA”), the Americans with Disability Act (“ADA”), the Family Medical Leave Act (“FMLA”), the Labor Management Relations Act (“LMRA”), and the Fair Labor Standards Act (“FLSA”).

HH. The total consideration provided under the Agreement by the Purchaser for the CDC Software Shares is the highest and/or best offer received by the Debtor, and the consideration received under the Agreement constitutes reasonably equivalent value under Section 548 of the Bankruptcy Code and the Uniform Fraudulent Transfers Act codified at O.C.G.A. § 18-2-70 et seq for the CDC Software Shares.

II. Time is of the essence in consummating the sale. To maximize the value of the CDC Software Shares, it is essential that the sale of the CDC Software Shares occur as soon as possible. Accordingly, there is cause to lift the 14-day stay imposed by Bankruptcy Rule 6004.

JJ. The findings and conclusions of law set forth herein constitute the Court’s findings of fact and conclusions of law pursuant to Bankruptcy Rule 7052, made applicable to this proceeding pursuant to Bankruptcy Rule 9014. To the extent any of the foregoing findings of fact constitute conclusions of law, they are adopted as such. To the extent any of the following conclusions of law constitute findings of fact, they are adopted as such.

KK. Based upon the foregoing findings and conclusions, and upon the record made before this Court at the Sale Hearing, and good and sufficient cause appearing therefore;

IT IS HEREBY ORDERED AS FOLLOWS:

1. The Sale Motion is granted, subject to the terms and conditions set forth in this

Order.

2. All objections and responses to the Sale Motion are resolved in accordance with the terms of this Order and as set forth in the record of the Sale Hearing. If any such objection or response was not otherwise withdrawn, waived, or settled, it, and all reservations of rights contained therein, are overruled and denied.

3. Notice of the Sale Hearing was fair and appropriate under the circumstances and complied in all respects with Bankruptcy Rules 2002 and 6004.

Approval of Sale

4. The sale of the CDC Software Shares, the terms and conditions of the Agreement (including all schedules and exhibits affixed thereto and any supplements thereof), the bid by the Purchaser contained therein, and the transactions contemplated thereby are approved in all respects.

5. The sale of the CDC Software Shares and the consideration provided by the Purchaser under the Agreement are fair and reasonable and shall be deemed for all purposes to constitute a transfer for reasonably equivalent value under Section 548 of the Bankruptcy Code and the Uniform Fraudulent Transfers Act.

6. The Purchaser is hereby granted and is entitled to all of the protections provided to a good-faith purchaser under Section 363(m) of the Bankruptcy Code.

7. The Debtor is authorized and directed to consummate the Agreement and to take all further actions as may reasonably be requested by the Purchaser for the purpose of assigning, transferring, granting, conveying, and conferring to the Purchaser the CDC Software Shares, without any further corporate action or orders of this Court.

8. Effective as of the Closing, the sale of the CDC Software Shares by the Debtor to the Purchaser shall constitute a legal, valid, and effective transfer of the Debtor’s right, title and interest in the CDC Software Shares to the Purchaser notwithstanding any requirement for approval or consent by any person, and shall vest the Purchaser with all right, title, and interest of the Debtor in and to the CDC Software Shares free and clear of all Liens, pursuant to Section

363(b) of the Bankruptcy Code.

9. The sale of the CDC Software Shares is not subject to avoidance pursuant to

Section 363(n) of the Bankruptcy Code.

10. Any amounts that become payable by the Debtor pursuant to the Agreement shall (i) be entitled to administrative expense priority in the Debtor’s chapter 11 case of the kind specified in Sections 503(b) and 507(b) of the Bankruptcy Code, (ii) to the extent such amounts are not disputed by the Debtor, be paid by the Debtor in the time and manner as provided in the Agreement without further order of the Court, and (iii) not be discharged, modified or otherwise affected by any plan of reorganization of the Debtor, any conversion of the Debtor’s chapter 11 case to chapter 7, or dismissal of the Debtor’s chapter 11 case.

Transfer of CDC Software Shares

11. Except to the extent specifically provided in the Agreement, upon the Closing pursuant to the Agreement, the Debtor is authorized, empowered, and directed, pursuant to Sections 105(a) and 363(b) of the Bankruptcy Code, to sell the CDC Software Shares to the Purchaser. The sale of the CDC Software Shares shall vest the Purchaser with all right, title, and interest of the Debtor to the CDC Software Shares.

12. Upon the occurrence of the Closing, this Order shall be considered and constitute for any and all purposes a full and complete general assignment, conveyance, and transfer of the CDC Software Shares under the Agreement transferring good and marketable, indefeasible title and interest in the CDC Software Shares to the Purchaser.

13. Except as expressly provided in the Agreement, the Purchaser is not assuming nor shall it or any affiliate of the Purchaser be in any way liable or responsible, as a successor or otherwise, for any liabilities, debts, or obligations of the Debtor in any way whatsoever relating to or arising from the Debtor’s ownership or use of the CDC Software Shares prior to the consummation of the transactions contemplated by the Agreement, or any liabilities calculable by reference to the Debtor or its operations or the CDC Software Shares prior to consummation of the transactions contemplated by the Agreement.

14. The Purchaser shall have no obligation to pay or provide wages, bonuses, severance pay, benefits (including, without limitation, contributions or payments on account of any under-funding with respect to any and all pension plans), or any other payment to or on behalf of current or former employees of the Debtor and its eligible dependents and beneficiaries, except as set forth in the Agreement. Furthermore, except as set forth in the Agreement, the Purchaser shall have no obligation or liability, as a successor or otherwise, arising from or related to the breach, non-performance, rejection or termination of any such plan or agreement, including, but not limited to, plans under ERISA. The Purchaser shall have no obligation or liability, as a successor or otherwise, for any of the acts or omissions of the Debtor that may later be found to constitute unfair labor practices.

15. Neither the Purchaser nor its affiliates shall be deemed to have de facto or otherwise, merged with or into the Debtor; or be a mere continuation of the Debtor or be holding itself out to the public as a continuation of the Debtor, and there is not substantial continuity between the Purchaser (or any of its affiliates) and the Debtor, there is no common identity between the Purchaser (or any of its affiliates) and the Debtor, and there is no continuity of enterprise between the Purchaser (or any of its affiliates) and the Debtor. Without limiting the generality of the foregoing, neither the Purchaser nor any of its affiliate shall be deemed, as a result of any action taken in connection with the purchase of the CDC Software Shares or as a result of the consummation of the transactions contemplated by the Agreement or any other event occurring in the Case, under any theory of law or equity, to be a successor (or other such similarly situated party) to the Debtor (other than as expressly stated in the Agreement) within the meaning of any revenue, pension, ERISA, tax, labor, employment, environmental, or other law, rule or regulation (including without limitation filing requirements under any such laws, rules or regulations), or under any products liability law or doctrine with respect to the Debtor’s liability under such law, rule or regulation or doctrine or common law, or under any product warranty liability law or doctrine with respect to the Debtor’s liability under such law, rule or regulation or doctrine. Except as set forth in the Agreement, the Purchaser shall have no liability or responsibility for any liability, including but not limited to successor liability, vicarious liability or transferee liability, or any other obligation of the Debtor arising under or related to the CDC Software Shares or otherwise. Without limiting the generality of the foregoing, and except as set forth in the Agreement, the Purchaser shall not be liable for any and all claims, causes of action, obligations, liabilities, demands, losses, costs or expenses of any kind, character or nature whatsoever against the Debtor or any of its predecessors or affiliates, whether known or unknown as of the Closing, now existing or hereafter arising, whether fixed or contingent, with respect to the Debtor or any obligations of the Debtor, including, but not limited to, liabilities on account of, or under any theory of, antitrust law, environmental law, withdrawal liability, labor law, contract law, common law, bulk sales law (to the extent permitted by the Bankruptcy Code) and taxes arising, accruing, or payable under, out of, in connection with or in any way relating to the operation of the Debtor’s business prior to the Closing. Also, without limiting the generality of the forgoing, the Purchaser shall not be deemed a successor employer under the Internal Revenue Code, ERISA, MEPPA, PPA, Title VII, ADEA, ADA, FMLA, LMRA, FLSA and any similar applicable state law.

Additional Provisions

16. The Purchaser has not assumed or is otherwise not obligated for any of the Debtor’s liabilities other than as set forth in the Agreement, and the Purchaser has not purchased any assets not defined as the CDC Software Shares.

17. Subject to the terms of the Agreement, the Agreement may be waived, modified, amended, or supplemented by agreement of the parties, without further action or order of the Court; provided, however, that any such waiver, modification, amendment, or supplement is not material and substantially conforms to, and effectuates the Agreement.

18. The failure to specifically reference any particular provision of the Agreement in this Order shall not diminish or impair the effectiveness of such provision. It is the intent of the Court, the Debtor and the Purchaser that the Agreement is authorized and approved in its entirety with such amendments thereto as may be made by the parties in accordance with this Order prior to Closing.

19. To the extent any provisions of this Order conflict with the terms and conditions of the Agreement, this Order shall govern and control.

20. Nothing in this Order shall alter or amend the Agreement and the obligations of the Debtor and the Purchaser under the terms of the Agreement.

21. This Order and the Agreement shall be binding on and govern the acts of all persons and entities, including without limitation, the Debtor and the Purchaser, their respective successors and permitted assigns, including, without limitation, any chapter 11 trustee hereinafter appointed for the Debtor’s estate or any trustee appointed in a chapter 7 case if this Case is converted from chapter 11, all creditors of the Debtor (whether known or unknown), filing agents, filing officers, title agents, recording agencies, secretaries of state, and all other persons and entities who may be required by operation of law, the duties of their office or contract, to accept, file, register, or otherwise record or release any documents or instruments related to the CDC Software Shares.

22. The provisions of this Order are non-severable and mutually dependent.

23. Nothing in any order of this Court or contained in any plan of reorganization or liquidation confirmed in the Case, or any order issued in any subsequent or converted case of the Debtor under chapter 7 or chapter 11 of the Bankruptcy Code, shall conflict with or derogate from the provisions of the Agreement or the terms of this Order.

24. Notwithstanding Bankruptcy Rules 6004, 7062, and 9021, this Order shall be effective and enforceable immediately upon entry and its provisions shall be self-executing. In the absence of any person or entity obtaining a stay pending appeal, the Debtor and the Purchaser are free to close under the Agreement at any time, subject to the terms of the Agreement. In the absence of any person or entity obtaining a stay pending appeal, if the Debtor and the Purchaser close under the Agreement, the Purchaser shall be deemed to be acting in “good faith” and shall be entitled to the protections of Section 363(m) of the Bankruptcy Code as to all aspects of the transactions under and pursuant to the Agreement if this Order, including, but not limited to, the authorizations provided in this Order relating to the sale of the CDC Software Shares under Section 363(b) of the Bankruptcy Code or any authorization contained herein, is subsequently reversed or modified on appeal.

25. The automatic stay under Section 362(a) of the Bankruptcy Code shall not apply to and otherwise shall not prevent the exercise or performance by a party of its rights or obligations under the Agreement.

26. This Court shall retain exclusive jurisdiction to enforce the terms and provisions of this Order and the Agreement in all respects and to decide any disputes concerning this Order, the Agreement, or the rights and duties of the parties hereunder or thereunder or any issues relating to the Agreement and this Order including, without limitation, the interpretation of the terms, conditions, and provisions hereof and thereof, the status, nature, and extent of the CDC Software Shares and all issues and disputes arising in connection with the relief authorized herein.

27. The stay provided by Bankruptcy Rule 6004 is hereby lifted and waived.

28. The provisions of this Order and any actions taken pursuant hereto shall survive entry of any order which may be entered (a) appointing a chapter 11 trustee in the Case, (b) converting the Case to chapter 7 case, or (c) dismissing the Case, and the terms and provisions of this Order shall continue in full force and effect notwithstanding the entry of such order or conversion or dismissal.

Prepared and presented by:

[END OF DOCUMENT]

LAMBERTH, CIFELLI, STOKES, ELLIS & NASON, P.A.

Attorneys for CDC Corporation

By: /s/ Gregory D. Ellis Gregory D. Ellis

Georgia Bar No. 245310

GEllis@lcsenlaw.com

3343 Peachtree Road, N.E. East Tower, Suite 550
Atlanta, Georgia 30325-1022
(404) 262-7373/(404) 262-9911 (facsimile)

EXHIBIT “A”

EXECUTED SHARE PURCHASE AGREEMENT

[a copy is attached as Exhibit 99.3 to CDC
Corporation’s Current Report on Form 6-K dated
February 7, 2012,

and incorporated herein by reference]